Exhibit 2.1
SHARE PURCHASE AGREEMENT
REGARDING THE SHARES OF
Sangtec Molecular Diagnostics AB

Table of Contents

1.	Definitions	4
2.	Sale and Purchase	14
3.	Purchase Price	14
4.	Intra Group Debt and other Seller Obligations	15
5.	Closing	17
6.	Closing Balance Sheet and Adjustment Amount	18
7.	Representations and Warranties of the Seller	20
8.	Representations and Warranties of the Purchaser	36
9.	Indemnification	38
10.	Limitations and Qualifications	39
11.	Indemnification Procedure	41
12.	Other Covenants	44
13.	Post—Closing Purchaser Covenant	46
14.	Miscellaneous	46
Confidential

Table of Appendices

Appendix 1.2	The 2005 Accounts and the 2006 Accounts

Appendix 1.18	Products under Development

Appendix 1.31	Due Diligence Documents

Appendix 1.41	Intra—Group Debt

Appendix 1.48	Material Contracts

Appendix 12.5	Transition Arrangement

This Share Purchase Agreement (this “Agreement”) is made on 14 February, 2007
BETWEEN:
Altana Technology Projects GmbH, a limited liability company duly incorporated and organised under the laws of Germany, having its principal office in Am Pilgerrain 15, 61352 Bad Homburg vor der Höhe, Germany (the “Seller”);
Altana Pharma AG, a company limited by shares duly incorporated and organised under the laws of Germany, having its principal office in Byk—Gulden—Strasse 2, 78467 Konstanz, Germany (the “Parent”); and
Cepheid, a company incorporated under the laws of the State of California, USA, having its principal office at 904 Caribbean Drive, Sunnyvale, California 94089, USA (the “Purchaser”).
WHEREAS:
(i)	The Seller is the owner of all outstanding shares in Sangtec Molecular Diagnostics AB (the “Company”), corporate identity number 556595—6181, a company limited by shares duly incorporated and organised under the laws of Sweden, having its principal office in Stockholm, and is beneficially entitled to transfer all of the issued share capital of the Company;

(ii)	The issued share capital of the Company is SEK 100,000 consisting of 1,000 shares (the “Shares”), each with a quota of SEK 100 per share;

(iii)	The Company is engaged in the development, manufacturing and sale of diagnostics for standardized nucleic acid testing of infectious diseases (the “Company Products”);

(iv)	The Seller, the Parent and the Purchaser are entitled to and have the legal right to enter into this Agreement with binding effect;

(v)	Subject to the terms and conditions set out below, the Purchaser is willing to acquire from the Seller all the Shares and the Seller is willing to sell and transfer all the Shares to the Purchaser free and clear from any Encumbrance;

(vi)	The Parent is the holding company of the Seller and is willing to guarantee the obligations of the Seller under this Agreement.

IT IS AGREED as follows:
1.	Definitions
In this Agreement, unless expressly otherwise stated, the following terms shall have the following meaning:

1.1	“Accounting Principles”	shall mean generally accepted accounting principles under IFRS consistently applied by the Company during the last three (3) years, including without limitation, the principle for revenue recognition.

1.2	“Accounts”	shall mean the audited annual accounts of the Company for the financial year 2005 (the “2005 Accounts”) and for the financial year 2006 (the “2006 Accounts”). True and complete copies of all such Accounts are attached to this Agreement as Appendix 1.2.

1.3	“Accounts Date”	shall mean 31 December 2006.

1.4	“Accrued Salary Amount”	shall have the meaning as defined in Section 4.7.

1.5	“Adjustment Amount”	shall have the meaning as defined in Section 3.1.

1.6	“Agreement”	shall mean this Share Purchase Agreement and its Appendices.

1.7	“Affiliate”	shall mean, with respect to any Party, any Person that controls, or is controlled by, or is under common control with, that Person, in each case as of the date hereof or hereafter. For the purpose of this definition, “Control” means the holding of fifty percent (50%) or more of the voting stock or other ownership interests in the relevant Person or the direct or indirect power to direct the management or determine the policies of the relevant Person. For the avoidance of doubt, the term “Affiliate” shall not include natural persons.

1.8	“Business Day”	shall mean a day when banks are open for general banking business in California, USA and in Sweden.

1.9	“Cash Assets”	shall mean any cash and cash equivalents including cheques, except those cheques which prove to not be covered by sufficient funds of the payor thereof by the date the Cash Assets are finally determined in accordance with Section 6 hereof.

1.10	“Claim”	shall mean a claim by the Purchaser for indemnification from the Seller under this Agreement.

1.11	“Closing”	shall mean the completion of the transaction contemplated by this Agreement.

1.12	“Closing Balance Sheet”	shall have the meaning as defined in Section 6.1.

1.13	“Closing Cash Payment”	shall have the meaning as defined in Section 6.5.

1.14	“Closing Date”	shall mean 14 February 2007.

1.15	“Closing Statement”	shall have the meaning as defined in Section 3.4.

1.16	“Company”	shall have the meaning set out in paragraph (i) of the recitals above.

1.17	“Company Balance Sheet”	shall have the meaning as defined in Section 7.11.2.

1.18	“Company Business”	shall mean the business of the Company as conducted at the Closing Date and including the development, marketing and sale of Company Products that either (i) have previously been sold by the Company or (ii) are being offered for sale as of the Closing Date as well as (iii) those Company Products that are currently under development by the Company as of the Closing Date and which are listed in Appendix 1.18.

1.19	“Company Debt”	shall have the meaning as defined in Section 7.11.5.

1.20	“Company IP Rights”	shall mean any and all Intellectual Property used in the Company Business.

1.21	“Company—Owned IP Rights”	shall mean Company IP Rights that are owned or are purportedly owned by the Company.

1.22	“Company Products”	shall have the meaning as defined in paragraph (iii) of the recitals above.

1.23	“Company Registered Intellectual Property”	shall mean any Intellectual Property that is the subject of an application, certificate, filing or registration issued, filed with, or recorded by any governmental authority that is owned by, registered or filed in the name of the Company.

1.24	“Company Transaction Expenses”	shall mean all third party fees and expenses paid or incurred by the Company in connection with the transaction contemplated by this Agreement, whether or not billed or accrued (including without limitation any fees and expenses of legal counsel and accountants, financial advisors, investment bankers and brokers). For the avoidance of doubt, any costs and expenses paid or incurred by the Company with regard to the conversion of the Company’s audited financial statements to comply with United States generally accepted accounting principles shall not constitute Company Transaction Expenses but shall be borne by the Purchaser.

1.25	“Competitive Business”	shall mean the human in vitro diagnostics business using nucleic acid technologies.

1.26	“Confidential Information”	shall mean any and all information of any kind or nature whatsoever, whether written or oral, including, without limitation, financial information, Intellectual Property and other information, of or regarding the Company, the Seller, the Parent or the Purchaser which is not known to the general public.

1.27	“Confidentiality Restrictions”	shall have the meaning as defined in Section 12.6.

1.28	“Contract”	shall mean any written or oral legally binding contract, agreement, instrument, commitment or undertaking of any nature in effect as of the date of this Agreement.

1.29	“Damages Payment”	shall have the meaning as defined in Section 10.8(i).

1.30	“Disclosure Letter”	shall mean the letter dated the same date as this Agreement in the agreed form from the Seller to the Purchaser containing exceptions to the Warranties, together with each of the appendices and documents attached thereto, delivered by the Seller to the Purchaser concurrently with the execution of this Agreement.

1.31	“Due Diligence Documents”	shall mean the documents listed in the index set out in Appendix 1.31, which have been disclosed to the Purchaser or its advisors in a due diligence review conducted by the Purchaser with regard to the Company and its business in advance of the execution of this Agreement.

1.32	“Encumbrance”	shall mean any mortgage, charge (fixed or floating), pledge, lien, encumbrance, retention of title agreement, option, right to acquire, deed of trust, adverse claim of title or other security interest or any other restriction on transferability of any Company asset or of the Shares.

1.33	“Environmental Laws”	shall mean any laws, statutes, directives or regulations in Sweden, or regulations of the European Union or directives of the European Union applicable in Sweden, in each case relating to pollution or protection of the public health and the environment, including without limitation laws, rules, statutes, directives, regulations, policies or guidelines relating to emissions, discharges or releases of pollutants, contaminants, chemicals, or industrial, toxic or hazardous substances or wastes into the environment (including without limitation ambient air, surface water, ground water or land) or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of such substances or wastes.

1.34	“Excess Recovery”	shall have the meaning as defined in Section 10.8 (iv).

1.35	“Fairly Disclosed”	shall mean the fair disclosure of any fact, circumstance, event or other matter in (i) the Disclosure Letter (containing reasonably sufficient information to enable the Purchaser to identify the nature and scope of the matter being disclosed), or (ii) the Due Diligence Documents, or (iii) the Accounts or (iv) this Agreement, provided that it is acknowledged and agreed by the Parties that in the event that any portion of any document included in the Due Diligence Documents has been redacted from the copy of such document reviewed by the Purchaser, or any appendix, exhibit, schedule, annex or other attachment referenced in any document included in the Due Diligence Documents has not been included in the copy of such document reviewed by the Purchaser (in each case, the “Omitted Information”), the representations and warranties of the Seller set forth in this Agreement shall not be qualified by and there shall not be considered

Fairly Disclosed (a) any fact, circumstance, event or other matter reflected in any Omitted Information, or (b) any provisions of, or any information contained in, the Due Diligence Document to which Omitted Information relates to the extent that an understanding of the information contained in the Omitted Information is necessary to understand the provisions of, or information set forth in, such Due Diligence Document.

1.36	“IFRS”	shall mean the International Financial Reporting Standards.

1.37	“Indemnifiable Guarantee Losses”	shall have the meaning as defined in Section 4.4.

1.38	“Indemnifiable Tax Sharing Losses”	shall have the meaning as defined in Section 4.5.

1.39	“Information Memorandum”	shall mean the information memorandum regarding the Company dated 19 October 2006.

1.40	“Intellectual Property”	shall mean any and all worldwide industrial and intellectual property rights, including all patents and applications therefor, all inventions (whether patentable or not), utility models, trade secrets, proprietary information, know how, trade names, logos, trademarks and service marks, trademark and service mark registrations and applications therefor, Internet domain names, Internet and World Wide Web URLs or addresses, all copyrights (including without limitation rights in computer software), copyright registrations and applications therefor, and all other rights corresponding thereto.

1.41	“Intra—Group Debt”	shall mean all indebtedness or other monetary amounts or obligations owing from the Company to the Seller, the Parent or any Affiliate of either the Seller or the Parent (including without limitation amounts owing by way of trade credit) of which full and accurate details (including with respect to the amounts thereof and any interest payable on it or any part of it) are set out in Appendix 1.41.

1.42	“Known to the Purchaser”	shall mean the actual knowledge of Joseph Smith, John Sluis, Humberto Reyes and Jay Fitch.

1.43	“Leases”	shall have the meaning as defined in Section 7.15.4.

1.44	“Liability”	shall mean any debt, liability and obligation, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, asserted or unasserted, known or unknown.

1.45	“Losses”	shall mean all direct losses, damages, Liabilities, reductions in value, fees, costs, fines, penalty payments and expenses (including without limitation reasonable costs of investigation and defense and reasonable fees and expenses of lawyers, experts and other professional advisors) and, in relation to any Claim with respect to a breach of this Agreement that arises as a result of fraud, wilful misconduct, intentional misrepresentation or gross negligence on the part of the Seller, Losses shall also include indirect or consequential losses, damages or expenses including without limitation loss of use, loss of business and loss of profits, whether or not such Losses could have been reasonably foreseen.

1.46	“Material Adverse Effect”	shall mean any change, event, circumstance or effect (each, an “Effect”) that, individually or taken together with all other Effects, is or is reasonably likely to be or become materially adverse to the condition (financial or otherwise), assets, business, operations or results of operations of the Company except to the extent that any such Effect results directly from changes in general economic or general market conditions that do not affect the Company disproportionately as compared to the Company’s competitors.

1.47	“Management Employees”	shall mean Eva Pisa, Birger Jansson, Anita Sjöberg, Lena Sporrong, Anna—Karin Alin and Molly Vernersson.

1.48	“Material Contracts”	shall mean the Contracts listed in Appendix 1.48.

1.49	“Net Working Capital”	shall have the meaning as defined in Section 3.5.

1.50	“Net Working Capital Shortfall”	shall have the meaning as defined in Section 3.3.

1.51	“Net Working Capital Surplus”	shall have the meaning as defined in Section 3.2.

1.52	“Notice of Claim”	shall have the meaning as defined in Section 11.1.

1.53	“Omitted Information”	shall have the meaning as defined in Section 1.35.

1.54	“Parent”	shall have the meaning set out in the introductory paragraph of this Agreement.

1.55	“Parties”	shall mean the Purchaser, the Seller and the Parent, and “Party” shall mean any of them.

1.56	“Permit”	shall have the meaning as defined in Section 7.14.3.

1.57	“Person”	shall mean any natural person, company, corporation, limited liability company, general partnership, limited partnership, trust, proprietorship, joint venture, governmental entity or any other entity of any kind whatsoever.

1.58	“Potential Claim”	shall have the meaning as defined in Section 4.7.

1.59	“Purchaser”	shall have the meaning set out in the introductory paragraph of this Agreement.

1.60	“Purchase Price”	shall have the meaning ascribed to it in Section 3.

1.61	“Seller”	shall have the meaning set out in the introductory paragraph of this Agreement.

1.62	“Seller’s Knowledge”	shall mean the actual knowledge of the Seller or of the Parent after due and careful inquiry and deliberation with Eva Pisa, Birger Jansson and Anita Sjöberg, the members of the board of directors of the Company and any persons who were directors of the Company during the whole or part of fiscal year 2006 who have resigned as directors prior to the Closing Date.

1.63	“Signing Date”	shall mean the date of the last signature hereof.

1.64	“Shares”	shall have the meaning as defined in paragraph (ii) of the recitals above.

1.65	“Swedish Companies Act”	shall mean Aktiebolagslagen (1975:1385 and/or 2005:551 as applicable).

1.66	“Taxes”	shall mean all direct and indirect taxes and charges, duties, imposts, levies and other assessments by a Tax Authority, including, without limitation, income tax, corporation tax, capital gains tax, value added tax, customs and other import or export duties, excise duties, social security fees and contributions, withholding taxes (including without limitation employer tax withholding), real property tax, stamp duty, deferred taxes and charges together with any interest, penalties, fees, fines, surcharges, residual tax charges or additions to tax.

1.67	“Tax Authority	shall have the meaning as defined in Section 7.9.1.

1.68	“Tax Return”	shall have the meaning as defined in Section 7.9.1.

1.69	“Termination Payment”	shall have the meaning as defined in Section 4.7.

1.70	“Third Party Claim”	shall have the meaning as defined in Section 11.4.1.

1.71	“Third Party Intellectual Property”	shall mean any Intellectual Property owned by a third party.

1.72	“Third Party Sum”	shall have the meaning as defined in Section 10.8 (ii).

1.73	“Warranties”	shall mean the representations and warranties set out in Section 7 and Section 8 below.

1.74	“Warranty Claim”	shall mean a Claim for indemnification for a Loss under Section 9.1(i).

2.	Sale and Purchase

2.1	Upon the terms and subject to the conditions set out in this Agreement, the Seller hereby agrees to sell and the Purchaser hereby agrees to purchase the Shares.

2.2	The Shares shall be transferred to the Purchaser upon Closing, free and clear of Encumbrances.

2.3	The Sale of the Shares shall include all rights and obligations attached thereto on the Closing Date, including without limitation the right to receive dividends for all financial years of the Company beginning on and after 1 January 2007.

3.	Purchase Price

3.1	The Purchase Price for the Shares (the “Purchase Price”) shall be an aggregate amount equal to the sum of
(i)	twenty-six million five hundred thousand United States dollars (USD$26,500,000) plus

(ii)	an amount equal to the aggregate Cash Assets of the Company as of the Closing Date, as such sum may be adjusted by the addition of any Net Working Capital Surplus or the deduction of any Net Working Capital Shortfall as provided in this Section 3 below (such amount, as the case may be, the “Adjustment Amount”).

3.2	The Purchase Price will be increased by the amount, if any, by which the Net Working Capital of the Company (as defined in Section 3.5 below) on the Closing Date exceeds eight hundred and ninety three thousand United States dollars (USD$893,000) (the “Net Working Capital Surplus”).

3.3	The Purchase Price will be decreased by the amount, if any, by which the Net Working Capital of the Company on the Closing Date is less than eight hundred and ninety three thousand United States dollars (USD$893,000) (the “Net Working Capital Shortfall”).

3.4	At least five (5) Business Days prior to the Closing, the Seller shall provide to the Purchaser a written statement (the “Closing Statement”) setting forth the Seller’s reasonable best estimate of (a) the aggregate Cash Assets of the Company as of the Closing Date, and (b) the Adjustment Amount (indicating whether such Adjustment Amount is a Net Working Capital Surplus or a Net Working Capital Shortfall and including an itemized list of each element of the Company’s assets and liabilities that form the basis for the calculation of such Adjustment Amount), both of which amounts will be stated in United States dollars using the median Swedish Kronor/United States dollar rate of exchange as of the day preceding the date of the Closing Statement as published by the Wall Street Journal. The costs for the preparation of the Closing Statement shall be borne by the Seller directly or shall be accrued as a current liability of the Company for the purpose of calculating the Net Working Capital as of the Closing Date.

3.5	“Net Working Capital” shall mean an amount equal to:

(i)the sum of (a) the total amount of inventories of the Company plus (b) the total amount of accounts receivable of the Company, in each case measured as of the Closing Date and as determined in accordance with the Accounting Principles;

Less

(ii)the sum of (a) the total amount of accounts payable of the Company (including without limitation all accruals therefor); (b) all accrued employee or other compensation; (c) all other current liabilities of the Company; (d) the total amount of the accrued pension liabilities and obligations of the Company; (e) the total amount of Liability for Taxes of the Company; and (f) the total amount of Liability for social security obligations of the Company, in each case measured as of the Closing Date and as determined in accordance with the Accounting Principles.

The Net Working Capital shall be calculated in United States dollars using the median Swedish Kronor/United States dollar rate of exchange as of the Closing Date as published by the Wall Street Journal.

3.6	The Purchase Price, as adjusted by the addition of any estimated Net Working Capital Surplus in the Closing Statement or the deduction of any estimated Net Working Capital Shortfall in the Closing Statement, as the case may be, shall be paid by the Purchaser to the Seller at the Closing.

4.	Intra Group Debt and other Seller Obligations

4.1	The Seller shall cause the discharge in full on or prior to the Closing of all indebtedness or other Liabilities owing or that were outstanding immediately before Closing from the Seller or from any Affiliate of the Seller to the Company together with all interest accrued thereon.

4.2	On or prior to the Closing, the Seller shall cause (i) all existing conditional shareholders’ contributions to the Company to be converted into unconditional shareholders’ contributions, and (ii) all outstanding amounts of Intra-Group Debt to be discharged.

4.3	The Seller acknowledges and agrees that the Purchase Price has been agreed by the Parties on the basis that, and the Seller shall procure that, no indebtedness or other Liabilities of any kind whatsoever, including without limitation any of the Intra-Group Debt, will be owing or due at Closing by the Company to the Seller, the Parent or any Affiliate of the Seller or the Parent (other than the transition arrangements described in Section 12.4 and Section 12.5 which will continue in effect as described in such Sections).

4.4	The Seller shall procure that, effective prior to or upon the Closing, the Company is released from any and all guarantees and indemnities given by the Company in respect of any Liability of the Seller, the Parent or any Affiliate of the Seller or the Parent. The Seller shall indemnify and hold harmless the Company against any Losses that the Company may incur or become subject to as a result of the Company having provided any such guarantees or indemnities and/or the release of the Company from such guarantees or indemnities (“Indemnifiable Guarantee Losses”).

4.5	The Seller shall procure that, effective prior to or upon the Closing, the Company is released from any Tax sharing or Tax allocation agreement or other similar arrangement pursuant to which the Seller may have liability for the Taxes of any other Person and that any outstanding Liabilities of the Company under any such agreement or arrangement are waived, released and discharged. The Seller shall indemnify and hold harmless the Company against any Losses that the Company may incur or become subject to as a result of the Company having been party to any such agreement or arrangement or the release and discharge of the Company therefrom and the Liabilities thereunder (“Indemnifiable Tax Sharing Losses”).

4.6	The Seller shall reimburse the Company for any amount of employer social insurance contributions or other employer Taxes that the Company becomes liable to pay in connection with the exercise of any stock options to purchase shares of the Parent or any other Affiliate of the Parent held by any director or employee of the Company.

4.7	The Parties agree and acknowledge that the Company shall have no Liability whatsoever with respect to the payment of any indemnity, severance pay or other amount to Ms. Eva Pisa arising out of or in connection with the termination of Ms. Pisa’s employment as managing director of the Company as of the Closing, whether under contract or otherwise (the “Termination Payment”), other than the payment of any accrued salary amount (including benefits) due to

Ms. Pisa with respect to the period worked by Ms. Pisa until the date of termination of Ms. Pisa’s employment as managing director of the Company (the “Accrued Salary Amount). Except with respect to the Accrued Salary Amount, the Seller shall indemnify, defend and hold harmless the Company against any Losses that the Company may incur or become subject to as a result of claims raised by Ms. Pisa in connection with the termination of her employment as managing director of the Company as of the Closing. The Parent and the Seller shall conduct the defense of any claim for such Termination Payment made against the Company in connection with or arising out of the termination of Ms. Pisa’s employment as managing director of the Company as of the Closing (the “Potential Claim”) and shall have the right in their sole discretion to settle or resolve any such Potential Claim on behalf of the Company. The Purchaser shall have the right to receive copies of all pleadings, notices, communications and information with respect to any such Potential Claim, provided that in no event shall the Parent and the Seller be require to provide any information to the Purchaser or the Company that is subject to legal privilege.

5.	Closing

5.1	The signing of this Agreement by the Parties and the Closing shall take place simultaneously at the offices of Advokatfirman Delphi & Co on the Closing Date.

5.2	At Closing, the Purchaser shall:
(i)	pay an aggregate amount equal to the Purchase Price, as may be adjusted pursuant to Section 3, to the Seller by wire transfer to the bank account designated by the Seller to the Purchaser in writing at least three (3) Business Days prior to the Closing Date;

(ii)	deliver to the Seller a confirmation from FPG, Försäkringsbolaget Pensionsgaranti, evidencing that the Seller has been released from the surety bond issued to FPG, Försäkringsbolaget Pensionsgaranti, with effect from the Closing Date.
5.3	At Closing the Seller shall, in exchange for the payment of the Purchase Price:
(i)	transfer the Shares to the Purchaser;

(ii)	deliver to the Purchaser the original of the Company’s shareholders’ register, evidencing that the Purchaser has been duly entered into it as the holder of the Shares;

(iii)	deliver to the Purchaser a general power of attorney to represent the Company; and

(iv)	deliver to the Purchaser letters of resignation from each of the current members of the board of directors of the Company, evidencing in each case that they have no claims against the Company for compensation for loss of office or otherwise;

(v)	deliver to the Purchaser a statement of conversion of the conditional shareholder’s contributions into unconditional shareholder’s contributions as provided in Section 4.2 (i) above;

(vi)	deliver to the Purchaser a discharge with respect to all outstanding Intra-Group Debt owed by the Company;

(vii)	deliver to the Purchaser the termination agreement with Eva Pisa regarding her termination as managing director as of Closing, duly executed by the Company and Eva Pisa;

(viii)	deliver to the Purchaser a temporary employment contract in the agreed form of Eva Pisa and effective as of the Closing with the Company duly executed by Eva Pisa; and

(ix)	deliver to the Purchaser an agreement of assignment and novation in the agreed form duly executed by the Seller and the Company with respect to the assignment of the PCR and Life technology license held by the Seller to the Company.
5.4	The Parties agree that the Closing shall be fully completed when the signing and closing agenda in the agreed form has been signed by the duly authorized representatives of the Parties.

5.5	The Purchaser shall on the Closing Date hold a shareholders’ meeting in the Company at which (i) such Persons as the Purchaser nominates are appointed as directors of the Company and (ii) Ernst & Young (or such other firm as the Purchaser may designate) is appointed as the auditor of the Company, and the Purchaser shall promptly thereafter notify the Swedish Companies Register, by telefax and mail, about these changes referred to under (i) and (ii) of this Section.

6.	Closing Balance Sheet and Adjustment Amount

6.1	Following the Closing, the Purchaser shall cause the Company’s management to prepare a balance sheet of the Company as of the Closing Date as well as a calculation of the Cash Assets and the Adjustment Amount (the “Closing Balance Sheet”). The Closing Balance Sheet shall be prepared and delivered to the auditors of each of the Purchaser and the Seller within thirty (30) days from the Closing Date and shall be in compliance with the Accounting Principles. The costs for the preparation of the Closing Balance Sheet shall be borne by the Purchaser. Each Party shall otherwise bear the fees, costs and expenses of its own auditors for the purposes of this Section 6.

6.2	To the extent that the auditors of both Parties agree on the Closing Balance Sheet within fifteen (15) Business Days following the receipt of the Closing Balance Sheet, such Closing Balance Sheet shall become binding upon the Parties. If such auditors fail to reach agreement on such Closing Balance Sheet, the auditors shall notify the Parties of those balance sheet items in dispute and the Parties shall endeavour to resolve such disputed balance sheet items by mutual agreement. Any balance sheet items that are not in dispute between the auditors or that are agreed by the Parties shall be binding upon the Parties. To the extent that the Parties also fail to reach agreement on any disputed balance sheet items in the Closing Balance Sheet within two (2) weeks following notification of such items by the auditors, a third auditing firm, which must be independent and neutral from each of the Parties, shall be retained to determine such balance sheet items that are then remaining in dispute. Such independent and neutral auditing firm shall provide a binding expert opinion with respect to the amount of the disputed items within one (1) month from the acceptance of the mandate. This third auditing firm shall be appointed by the Parties acting jointly or, if they do not reach agreement on such appointment within one (1) week from the request of either Party, by KPMG International upon the written request of either Party. The expert opinion must be reasoned in writing. The determination by such third independent auditing firm shall be binding upon the Parties upon delivery of the expert opinion to the Parties. The costs incurred for such third auditing firm shall be paid for in equal installments by each of the Seller and the Purchaser. The Adjustment Amount shall be calculated on the basis of a revised Closing Balance Sheet prepared by the Company reflecting the balance sheet items that have been become binding in accordance with the provisions of this Section 6.2.

6.3	If the Adjustment Amount as finally established in accordance with Section 6.2 constitutes a Net Working Capital Surplus in accordance with Section 3.2, the Purchaser shall pay the Seller an amount equal to the Net Working Capital Surplus less any amount previously paid by the Purchaser to the Seller with respect to any estimated Net Working Capital Surplus in the Closing Statement. In such circumstances, if the Purchase Price had been reduced at the Closing as a result of an estimated Net Working Capital Shortfall in the Closing Statement, the Purchaser shall pay the Seller an amount equal to the Net Working Capital Surplus plus an amount equal to the estimated Net Working Capital Shortfall that was deducted from the Purchase Price at Closing. The Seller shall reimburse the Purchaser to the extent that any estimated Net Working Capital Surplus paid by the Purchaser at the Closing exceeds any actual Net Working Capital Surplus determined in accordance with Sections 3.2 and 6.2.

6.4	If the Adjustment Amount as finally established in accordance with Section 6.2 constitutes a Net Working Capital Shortfall in accordance with Section 3.3, the Seller shall pay the Purchaser an amount equal to the Net Working Capital Shortfall less any amount previously deducted from the Purchase Price at Closing with respect to any estimated Net Working Capital Shortfall in the Closing Statement. In such circumstances, if the Purchase Price had been increased at the Closing as a result of an estimated Net Working Capital Surplus in the Closing Statement, the Seller shall pay the Purchaser an amount equal to the Net Working Capital Shortfall plus an amount equal to the estimated Net Working Capital Surplus that was paid by the Purchaser at Closing. The Purchaser shall reimburse the Seller to the extent that any estimated Net Working Capital Shortfall deducted from the Purchase Price at the Closing exceeds any actual Net Working Capital Shortfall determined in accordance with Sections 3.3 and 6.2.

6.5	If the actual amount of the Cash Assets at Closing as finally established in accordance with Section 6.2 exceeds the amount of the estimated Cash Assets reflected in the Closing Statement and paid by the Purchaser at the Closing (the “Closing Cash Payment”), the Purchaser shall pay the Seller an amount equal to such excess amount of Cash Assets. If the actual amount of the Cash Assets at Closing as finally established in accordance with Section 6.2 is less than the Closing Cash Payment, the Seller shall pay the Purchaser an amount equal to the difference between the Closing Cash Payment and the actual amount of the Cash Assets at Closing.

6.6	Any amount payable under Section 6.3, Section 6.4 or Section 6.5 above, together with interest on such amount calculated on a daily basis at the rate of five percent (5%) per annum from (and including) Closing to (but excluding) the date of actual payment, shall be due and payable within ten (10) Business Days after the Closing Balance Sheet has become final and binding following the procedures set out under Section 6.2.

7.	Representations and Warranties of the Seller

The Seller represents and warrants to the Purchaser that, except as Fairly Disclosed to the Purchaser, each of the statements set out in this Section 7 is and will at the Closing (or at such other date or time as is explicitly stated below) be true and correct. The Warranties of the Seller are made subject to the limitations and qualifications set out in Section 10 below.

7.1	Corporate Existence and Power

7.1.1	The Seller, the Parent and the Company are duly incorporated and validly existing under the laws of the jurisdictions in which they were incorporated.

7.1.2	The Seller, the Parent and the Company have not filed (or have had filed against them) any petition for their winding-up, are not insolvent within the meaning of applicable laws, rules or regulations or similar requirements, and have not made any assignment in favour of their creditors, nor has any petition for receivership, liquidation or winding- up or any administration order been presented in respect of the Seller, the Parent or the Company. Neither the Seller, the Parent nor the Company has entered into, or initiated any proceedings with respect to, a compromise or arrangement with their creditors or for the dissolution, liquidation or reorganisation of the Seller, the Parent or the Company or the winding-up or cessation of their respective business. No receiver or administrative receiver or liquidator has been appointed in respect of the Seller, the Parent or the Company or any of their businesses or assets. No unsatisfied judgment, order or award is outstanding against the Seller or the Company which is reasonably likely to cause any of the foregoing matters.

7.2	Corporate Authorization and Non-Contravention

7.2.1	Each of the Seller and the Parent has all requisite corporate power and authority to enter into and perform its respective obligations under this Agreement.

7.2.2	This Agreement and the performance by each of the Seller and the Parent of its respective obligations under it have been duly authorized by all necessary corporate action on the part of the Seller and the Parent, and this Agreement will, when executed, constitute valid and binding obligations of the Seller and the Parent in accordance with its terms.

7.2.3	The execution, delivery and performance by the Seller of this Agreement do not and will not:
(i)	result in a breach or violation of, constitute a default under, conflict with, give rise to a right of termination or acceleration of any obligation or loss of any benefit under, or require any consent, approval or waiver from any Person pursuant to (a)

any provision of the articles of association (Sw. bolagsordning) of the Seller or of the Company, in each case as amended to date, (b) any Material Contract or any Contract by which any of the Company’s material properties or assets are bound, or (c) any law, lien, lease, order, judgment, award, injunction, decree, ordinance or regulation by which the Seller or the Company, or any of their respective material properties or assets, is bound; or
(ii)	result in the creation or imposition of any Encumbrance on any of the Shares or any of the property or assets of the Company.
7.2.4	All authorizations from, and notices or filings with, any governmental or other authority that are necessary to enable the Seller to execute, deliver and perform its obligations under this Agreement have been obtained or made (as the case may be) and are in full force and effect and all conditions of each such authorization have been complied with.

7.3	Capitalisation and Title

7.3.1	The Seller lawfully owns and has good and transferable title to 1,000 shares of the Company, each having a quota of SEK 100 per share, which represent one hundred percent (100%) of the authorized and issued share capital of the Company. All of such Shares have been duly authorized, validly issued and are fully paid up. The Seller hereby waives any pre-emptive rights, rights of first refusal or any similar rights or arrangements in relation to the Shares. The Shares will, as at the Closing, be free and clear from any Encumbrances and no Person other than the Seller holds any pre-emptive rights, rights of first refusal, options, “put” or “call” rights, or any similar rights or arrangements in relation to the Shares. The Company has no Liability for unpaid or accrued dividends.

7.3.2	There are no outstanding options, warrants or other exchangeable or convertible securities of the Company, or other Contracts or rights of any character relating to the issued or unissued share capital or other securities of the Company or otherwise obligating the Company to issue, transfer, sell, purchase, redeem or otherwise acquire or sell any such securities.

7.3.3	The Company does not own or control, directly or indirectly, and has not agreed to acquire, any share capital, equity or debt securities or other ownership interest in any business, company or other entity. The Company is not, and has not agreed to become, a member of any partnership or other unincorporated association, joint venture or consortium.

7.4	Records

7.4.1	The copies of the articles of association and shareholders’ register of the Company attached to the Disclosure Letter as Appendix 7.4.1 are true, accurate, up-to-date and complete, and will reflect the status of the Company as at Closing.

7.4.2	The copies of the minutes of meetings of the board of directors and of the shareholders’ meetings of the Company Fairly Disclosed to the Purchaser represent an accurate summary of matters considered at all meetings of the board of directors and shareholders’ meetings of the Company during the time period from 1 January 2003 until and including the Closing Date. The minutes from shareholders meetings and board meetings as well as accounts, financial records and other records required by law to be maintained by the Company have, in all material respects, been prepared and maintained in accordance with applicable law.

7.4.3	The books, records and accounts of the Company (i) are true, correct and complete in all material respects, and (ii) accurately and fairly reflect the basis for the financial statements of the Company.

7.5	Dividends and Loans

7.5.1	The Company has not made any payment to its shareholders or any other Person in conflict with its constitutional documents, the Swedish Companies Act or any other applicable legal requirement.

7.5.2	The Company has not granted loans or furnished securities in any form in conflict with its constitutional documents, the Swedish Companies Act or any other applicable legal requirement.

7.5.3	No dividend or other distribution of profits or assets has been (or has been agreed to be) declared, made or paid by the Company since the Accounts Date.

7.5.4	The Company has not lent any money to any Person which has not been repaid to it and does not own the benefit of any debt (whether present or future, actual or contingent) other than amounts owing by way of trade credit in the ordinary course of business as a result of goods or services supplied on normal arm’s length terms.

7.5.5	The Company has no Liability with respect to any guarantee or surety.

7.6	Agreements

7.6.1	The Material Contracts constitute all of the Contracts of the Company that, whether by reason of such Contracts’ nature, term, scope, price or otherwise, are or are reasonably likely to be of material importance to the business, profits, results of operation, financial condition, prospects, assets or Liabilities of the Company. The Company is not a party to, and neither the Company nor its assets are otherwise subject to, any Contract that would materially affect the Company or its business other than the Material Contracts.

7.6.2	All Material Contracts are in written form and are in full force and effect. Neither the Company nor, to the Seller’s Knowledge, any counter-party to any Material Contract, is in default in any material respect under or in material breach of any Material Contract, and the Company has not given or received notice of termination of any Material Contract.

7.6.3	To the Seller’s Knowledge, there exists no event, occurrence, condition or act with respect to the Company which would reasonably be expected to entitle the counter party to cancel, terminate or modify any Material Contract.

7.6.4	To the Seller’s Knowledge, all Contracts of the Company have been entered into in the ordinary course of business upon normal arm’s length terms.

7.6.5	The Company is not subject to any arrangement for receipt or repayment of any grant, subsidy or financial assistance from any governmental authority.

7.7	Employment

7.7.1	Appendix 7.7.1 to the Disclosure Letter lists all employees and officers of the Company with a salary in excess of five hundred thousand (500,000) SEK per year including without limitation all benefits. All employees of the Company are employed on normal conditions including without limitation work hours, salaries and benefits.

7.7.2	Appendix 7.7.2 to the Disclosure Letter contains a true and complete reference to the collective bargaining agreements by which the Company is bound. Copies of such collective bargaining agreements have been included in the Due Diligence Documents. The Company is not in default in any material respect under any of them.

7.7.3	All Liabilities to all employees and former employees of the Company for all periods prior to the Closing (except for accrued and not yet due current remuneration), whether by virtue of laws, rules, regulations, Contract or otherwise, have been fully satisfied and discharged, including without limitation severance or other termination payments due to any former employees of the Company except as reserved in the Accounts.

7.7.4	The Company has not any current, future or contingent Liability in respect of current or past employees in respect of pension or related retirement benefits, as calculated according to IFRS and generally accepted accounting principles in Sweden, that are not either fully insured by a third party or fully funded or fully provisioned in the Accounts.

7.7.5	The Company has not received notice of any outstanding labour disputes including without limitation go-slows, stoppages or grievances with respect to the employees of the Company.

7.7.6	Since the Accounts Date, the Company has not granted any general wage increase, or adopted any bonus, profit sharing, pension, savings or other employee benefit plan or amendment thereto or entered into any employment contracts except in the ordinary course of business.

7.7.7	The surety bond issued by Seller to FPG, Försäkringsbolaget Pensionsgaranti on 4 May 2001 is in full force and effect and will remain in full force and effect until the Closing Date.

7.8	Litigation

The Company is not engaged in any suits, litigation, claim, arbitration, alternative dispute resolution proceedings or other legal proceedings (including without limitation investigations, enforcement proceedings or inquiries by any governmental, administrative or regulatory authority) (each a “Litigation Proceeding”), and there is no Litigation Proceeding pending or, to the Seller’s Knowledge, threatened by or against the Company. To the Seller’s Knowledge, there are no circumstances which are likely to give rise to any Litigation Proceeding by or against the Company.

7.9	Taxes

7.9.1	All returns, declarations, reports, claims for refund, estimates, statements, information returns or other similar documents, including any schedule or attachment thereto and including any amendment thereof, relating to the Company or with respect to any of its income, properties or operations that were required to have been filed (each a “Tax Return”) with any national, local or foreign governmental agency, board, bureau, body, department or authority (a “Tax Authority”) have been timely and duly filed. The Company has timely paid all Taxes required to be paid by it except to the extent an adequate accrual or reserve for such taxes has been reflected in accordance with IFRS in the Accounts.

7.9.2	Each such Tax Return accurately and correctly reflects the facts regarding the income, properties, operations, status or other information concerning any entity required to be shown thereon and the appropriate Tax Liability. All Taxes shown as due on such returns have been timely paid (or withheld and paid) or fully provided for in the Accounts and the Company will not be liable for any additional Tax pertaining to the period before the Closing Date that is not fully provided for in the Accounts.

7.9.3	The losses carried forward (Sw. skattemässiga underskott) of the Company amount to at least the amount stated therefor in the 2006 Accounts.

7.9.4	No material issues have been raised in writing or, to the Seller’s Knowledge, orally by the relevant Tax Authority in connection with the examination of the Tax Returns.

7.9.5	The Company is not involved in any audit, investigation, or other Litigation Proceeding relating to Taxes.

7.9.6	There are no agreements or consents currently in effect for the extension or waiver of the time (a) to file any Tax Return of the Company or to file any Tax Return with respect to any of its income, properties or operations or (b) for assessment or collection of any Taxes of the Company or any of its income, properties or operations. The Company has not waived in writing any statute of limitations for Taxes and no deficiency with respect to any such Taxes has been proposed, asserted or assessed against the Company.

7.9.7	Under applicable legal requirements, the Company is not liable for the Taxes of any other Person (whether as primary obligor, secondary obligor, guarantor, or otherwise) pursuant to principles of tax consolidation, tax sharing agreements, as transferee or otherwise. The Company is not a party to any Tax sharing agreement or Tax allocation agreement.

7.10	Insurance

The Company’s insurance policies and bonds are listed in Appendix 7.10 to the Disclosure Letter, all premiums due on such policies or renewals thereof have been paid and such insurances are in full force and effect and will remain in full force and effect for at least ten Business Days following the Closing Date. Appendix 7.10 to the Disclosure Letter sets forth the name of the insurer under each such policy and bond, the type of policy or bond, the coverage amount and any applicable deductible as of the date of this Agreement as well all material claims made under such policies and bonds since January 1, 2005. There is no claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. The Company is in compliance in all material respects with the terms of such policies and bonds.

7.11	Accounts

7.11.1	The Accounts have been prepared in accordance with applicable legal requirements and IFRS. In preparing the Accounts, the Company has applied the Accounting Principles consistently during the last (3) three financial years. The Accounts correctly state the assets of the Company and give a true and fair view of the state of affairs and financial condition of the Company as of the respective dates of such Accounts and of the profit or loss and cash flows of the Company for the periods ended on the respective dates of the Accounts.

7.11.2	The Company does not have any Liabilities of any nature other than (i) those set forth or adequately provided for in the balance sheet included in the 2006 Accounts (the “Company Balance Sheet”), (ii) those incurred in the conduct of the Company’s business since 31 December 2006 in the ordinary course, consistent with past practice, which are of the type that ordinarily recur and, individually or in the aggregate, are not material in nature or amount and do not result from any breach of Contract, tort or violation of law, and (iii) those incurred by the Company in connection with the execution of this Agreement.

7.11.3	To the Seller’s Knowledge, all provisions, accruals or reserves that are set forth in or reflected in the Company Balance Sheet are adequate.

7.11.4	Appendix 7.11.4 to the Disclosure Letter sets forth the names and locations of all banks, trust companies, savings and loan associations and other financial institutions at which the Company maintains accounts of any nature and the names of all Persons authorized to draw thereon or make withdrawals therefrom.

7.11.5	Appendix 7.11.5 to the Disclosure Letter accurately lists all outstanding indebtedness of the Company as of the Closing Date for money borrowed (excluding amounts owing by way of trade credit in the ordinary course of business) including without limitation all money borrowed which constitutes Intra-Group Debt (collectively, the “Company Debt”). Appendix 7.11.5 to the Disclosure Letter accurately lists, for each item of Company Debt, the agreement governing the Company Debt and the interest rate, maturity date and any assets or properties securing such Company Debt.

7.12	Period from Accounts Date to Closing

7.12.1	Since the Accounts Date, the business of the Company has been conducted in the ordinary course consistent with past practice and there has not been any Material Adverse Effect with respect to the Company.

7.12.2	Since the Accounts Date:
(i)	no material assets have been disposed of or acquired by the Company, except in the ordinary course of business;

(ii)	neither the Company nor the Seller has made or entered into any Contract, memorandum of understanding or letter of intent with respect to any binding acquisition, sale or transfer of any material asset of the Company or of the Shares;

(iii)	except as required by IFRS, there has not occurred any change in accounting methods or practices (including without limitation any change in depreciation or amortization policies or rates or revenue recognition policies) by the Company or any revaluation by the Company of any of its assets;

(iv)	there has not occurred any increase in or modification of the compensation or benefits payable or to become payable by the Company to any of its directors, officers, employees or consultants (other than increases in the base salaries of employees who are not managers or officers in an amount that does not exceed 10% of such base salaries) and the Company has not entered into any Contract to grant or provide (nor has granted any) redundancy payments, severance or other similar benefits upon termination of employment to any such Persons;

(v)	there has not occurred any change in title, office or position, or material reduction in the responsibilities of, or change in identity with respect to the management, supervisory or other key personnel of the Company or any termination of employment of any such employees;

(vi)	the Company has not incurred, created or assumed any Encumbrance on any of its assets or properties, any Liability for borrowed money or any Liability as guaranty or surety with respect to the obligations of any other Person;

(vii)	the Company has not made any deferral of the payment of any accounts payable, or given any discount, accommodation or other concession other than in the ordinary course of business, consistent with past practice, in order to accelerate or induce the collection of any receivable;

(viii)	there has been no material damage, destruction or loss, whether or not covered by insurance, affecting the assets, properties or business of the Company;

(ix)	the Company has not incurred any Liability to its directors, officers or shareholders (other than Liabilities to pay compensation or benefits in connection with services rendered in the ordinary course of business, consistent with past practice);

(x)	the Company has not made any announcement or entered into any negotiations or Contract to do any of the things described in the preceding clauses (i) through (ix) (other than negotiations and agreements with the Purchaser and its representatives regarding the transactions contemplated by this Agreement, and Seller’s contacts with other potential acquirers of the Shares during the controlled auction process and in accordance with the terms of the Exclusivity Agreement dated 6 December 2006 entered into between the Purchaser and the Parent).
7.13	Intellectual Property

7.13.1	The Company owns, or to the Seller’s Knowledge, has the valid right or license to all Company IP Rights.

7.13.2	The Company owns and has good and, to Seller’s Knowledge, exclusive title to each item of Company-Owned IP Rights and each item of Company Registered Intellectual Property, free and clear of any Encumbrances (excluding restrictions contained in license agreements applicable to such Company-Owned IP Rights, including without limitation Company Registered Intellectual Property, with third party licensees). To the Seller’s Knowledge, the right, license and interest of the Company in and to all Third Party Intellectual Property licensed by the Company from a third party are free and clear of all Encumbrances (excluding restrictions contained in the applicable license agreements with such third parties).

7.13.3	Appendix 7.13.3 to the Disclosure Letter lists all Company Registered Intellectual Property including without limitation the jurisdictions in which each such item of Intellectual Property has been issued or registered or in which any application for such issuance and registration has been filed, or in which any other filing or recordation has been made.

7.13.4	To the Seller’s Knowledge, each item of Company Registered Intellectual Property in existence before the Closing Date is valid and subsisting (or in the case of applications, applied for). All registration, maintenance and renewal fees due in connection with such Company Registered Intellectual Property until the Closing Date have been paid.

7.13.5	All documents, recordations and certificates in connection with each item of Company Registered Intellectual Property required to be filed until the Closing Date have been filed with the relevant authorities in Sweden or foreign jurisdictions, as the case may be, for the purposes of prosecuting and maintaining such Company Registered Intellectual Property and recording the Company’s ownership interests therein.

7.13.6	There are no royalties, honoraria, fees or other payments payable by the Company to any Person as a result of the ownership, use, possession, license-in, license-out, sale, marketing, advertising or disposition of any Company IP Rights by the Company except for registration, maintenance and renewal fees that may be due to relevant governmental authorities in connection with Company Registered Intellectual Property.

7.13.7	To the Seller’s Knowledge, there is no unauthorized use, unauthorized disclosure, infringement or misappropriation of any Company-Owned IP Rights by any third party. The Company has not brought any Litigation Proceeding for infringement or misappropriation of any Intellectual Property or breach of any Contract governing any Company IP Rights.

7.13.8	To the Seller’s Knowledge, the operation of the Company Business, including without limitation (i) the design, development, manufacturing, reproduction, marketing, licensing, sale, offer for sale, importation, distribution, provision and/or use of any Company Product and (ii) the Company’s use of any product, device or process in the Company Business, does not and will not infringe or misappropriate any Third Party Intellectual Property which in the case of registered Third Party Intellectual Property has been granted on or prior to the Closing Date, and which in the case of any other Third Party Intellectual Property is in existence on or prior to the Closing Date.

7.13.9	The Company has not been sued in any Litigation Proceeding (or received any written notice or, to the Seller’s Knowledge, any threat) which involves a claim of infringement or misappropriation of any Third Party Intellectual Property or which contests the validity, ownership or right of the Company to exercise any Company IP Right in the Company Business. The Company has not received any written communication notifying the Company of the existence of Third Party Intellectual Property that has been registered (or for which an application for registration has been made) which would be applicable to the Company Business and that involves an offer by such third party to license or grant any other rights or immunities under such Third Party Intellectual Property to the Company.

7.13.10	To the Seller’s Knowledge, no consultants, employees or independent contractors who independently or jointly contributed to the development of any Company-Owned IP Rights hold any rights in any Company-Owned IP Rights.

7.13.11	To the Seller’s Knowledge, no current or former employee, consultant or independent contractor of the Company is (i) in violation of any term or covenant of any Contract relating to employment, invention disclosure, invention assignment, non-disclosure or non-competition or any other Contract with any other party by virtue of such employee’s, consultant’s or independent contractor’s being employed by, or performing services for, the Company or (ii) using trade secrets or proprietary information of others without permission.

7.13.12	To the Seller’s Knowledge, the Company has taken commercially reasonable steps to appropriately protect and preserve the confidentiality of all Confidential Information included in the Company IP Rights.

7.14	Compliance with Law; Licenses and Permits

7.14.1	The Company has complied in all material respects with, is not in material violation of, and has not received any notices of violation with respect to, any law, statute, order, regulation or other legal requirement with respect to the conduct of the Company Business.

7.14.2	To the Seller’s Knowledge, neither the Company nor any director, officer, Affiliate or employee of the Company (in their capacities as such or relating to their employment, services or relationship with the Company), has given, offered, paid, promised to pay or authorized payment of any money, any gift or anything of value, with the purpose of influencing any act or decision of the recipient in his or her official capacity or inducing the recipient to use his or her influence to affect an act or decision of a government official or employee, to any (i) governmental official or employee, (ii) political party or candidate thereof, or (iii) Person while knowing that all or a portion of such money or thing of value would be given or offered to a governmental official or employee or political party or candidate thereof.

7.14.3	All licenses, permits, consents, approvals, grants and other authorizations of governmental authorities (“Permits”) necessary for the Company to carry on the Company Business have been obtained by the Company in a timely manner and are in full force and effect. There is no pending or, to the Seller’s Knowledge, threatened action or other Litigation Proceeding which seeks the revocation, suspension, termination or modification of any such existing Permit.

7.14.4	The Company has not received any written notice or, to the Seller’s Knowledge, other communication from any governmental authority regarding any actual or possible violation of any Permit or any failure to comply with any term or requirement of any Permit.

7.14.5	None of the Permits will be terminated or impaired, or will become terminable, in whole or in part, as a result of the completion of the transactions contemplated by this Agreement.

7.15	Assets

7.15.1	The Company has good and valid title to all of its properties, and its interests in properties and assets, real and personal, or, with respect to leased properties and assets, valid leasehold interests in such properties and assets which afford the Company valid leasehold possession of the properties and assets that are the subject of such leases, in each case, free and clear of all Encumbrances, except (i) statutory liens for Taxes that are not yet due and payable or liens for Taxes being contested in good faith by any appropriate proceedings for which adequate reserves have been established; (ii) such imperfections of title and non-monetary Encumbrances as do not and will not detract from or interfere with the use of the properties subject thereto or affected thereby, or otherwise impair business operations involving such properties, (iii) liens securing indebtedness that is reflected in the Accounts, or (iv) retentions of title, liens or other security rights (including without limitation liens in favor of suppliers, mechanics, workmen, carriers, landlords and the like) arising in the ordinary course of business consistent with past practice.

7.15.2	To the Seller’s Knowledge, the properties and assets owned by the Company and that the Company has a valid right to use (except for any Intellectual Property which is exclusively covered by the warranties in Section 7.13) are sufficient for the conduct of the Company Business.
7.15.3	To the Seller’s Knowledge, the plant, property and equipment of the Company that are used in the operations of its business are (i) in good operating condition and repair, subject to normal wear and tear, and (ii) not dangerous or in need of renewal or replacement, except for renewal or replacement in the ordinary course of business, consistent with past practice.

7.15.4	The Company does not currently own any real property. Appendix 7.15.4 to the Disclosure Letter sets forth a true and complete list of all leases, subleases, and other agreements under which the Company uses or occupies or has the right to use or occupy any real property (the “Leases”). All rent and other sums and charges payable by the Company under any of the Leases are current and reflect normal market prices. All and any obligations to keep and maintain the real estate subject to such Leases in good condition and suitability have been fulfilled in all material respects. The Company has not given or, as at the date of this Agreement, received notice of termination of any lease agreement.

7.16	Environmental Matters

7.16.1	The Company has obtained all Permits which are required for the conduct of the Company Business under any Environmental Law.

7.16.2	The Company is in compliance in all material respects with all terms and conditions of the required Permits under Environmental Laws. Neither the Seller nor the Company has received written notice of any Litigation Proceeding, hearing or study based on or related to the manufacture, processing, distribution, storage, disposal, transport, or handling, or the emission, discharge or release into the environment, of any pollutant, contaminant, chemical, or industrial, toxic or hazardous substance or waste or any other material, the presence of which requires investigation or any obligation under Environmental Laws by the Company. There is no civil, criminal or administrative Litigation Proceeding, demand, hearing, notice or demand letter, notice of violation pending or, to the Seller’s Knowledge, threatened against the Company relating in any way to Environmental Laws or any regulation, code, plan, order, decree, judgment or injunction promulgated or approved thereunder.

7.17	Customers and Suppliers

7.17.1	The Company has no outstanding material disputes concerning its products and/or services with any customer or distributor and the Seller has no knowledge of any material dissatisfaction on the part of any customer or distributor of the Company. No customer or distributor of the Company has terminated or modified any Contract with the Company. To the Seller’s Knowledge, no customer or distributor will terminate or modify any Contract with the Company or withdraw or reduce its custom with the Company after the Closing or as a result of the proposed acquisition of the Company by the Purchaser.

7.17.2	The Company has not had any of its products returned by a purchaser thereof except for normal warranty returns consistent with past history or those returns that would not result in a material reversal of any revenue by the Company. The Company has not manufactured, sold, or provided any product or service which has given rise, or could reasonably be expected to give rise, to any product liability claims under any applicable product liability statutes. There is not presently nor has there been since 1 January 2002 any failure or defect in any product sold by the Company that has required, or that is reasonably likely to require, a general recall or replacement campaign or similar action with respect to such product or a reformulation or change of such product.

7.17.3	The Company has no outstanding material disputes concerning products and/or services provided by any supplier to the Company, and the Seller has no knowledge of any material dissatisfaction on the part of any supplier to the Company.

7.18	Accounts Receivable

7.18.1	The accounts receivable shown on the Company Balance Sheet, and the accounts receivable of the Company that have arisen after the Accounts Date and before the Closing Date, arose in the ordinary course of business, consistent with past practices, represented bona fide claims against debtors for sales and other charges, have been properly booked in accordance with IFRS and have been collected or, to the Seller’s Knowledge, are collectible in the book amounts thereof less an amount not in excess of the allowance for doubtful accounts provided for in the Company Balance Sheet.

7.18.2	No claim of recoupment, setoff or counter-claim has been raised with regard to any of the accounts receivable of the Company, and the Seller has no knowledge of any specific facts or circumstances (whether asserted or unasserted) that could give rise to any such claim. No agreement for deduction or discount has been made with respect to any of such accounts receivable except as agreed in the ordinary course of business consistent with past practice.

7.19	Inventory

The inventories shown on the Company Balance Sheet (net of any reserve on the Company Balance Sheet) or thereafter acquired by the Company, consisted of items of a quantity and quality usable or salable in the ordinary course of business. Due provision has been made on the books of the Company to provide for all slow-moving, obsolete, or unusable inventories to their estimated useful or scrap values. As of the date hereof, the Company has no commitments to purchase inventory except under purchase orders submitted by the Company prior to the Closing Date in the ordinary course of business.

7.20	Interested Party Transactions

7.20.1	Neither the Seller nor, to the Seller’s Knowledge, any of Eva Pisa, Susanne Raehs and/or Joachim Jauch has any direct or indirect ownership or other interest in, or is an officer, director, employee of or consultant or contractor for any firm, partnership, entity or corporation that competes with, or does business with, or has any contractual arrangement with, the Company (except with respect to any interest in less than five percent (5%) of the stock of any corporation whose stock is publicly traded).

7.20.2	Neither the Seller, nor the Parent, nor to the Seller’s Knowledge, any of Eva Pisa, Susanne Raehs and/or Joachim Jauch:

(i)is a party to or has any interest in any Contract to which the Company is a party or by which the Company or any of its assets may be bound, (except for normal compensation for services as a director or employee of the Company and except for the Contracts under which provisional services are provided to the Company pursuant to Section 12.4 and Section 12.5); or

(ii)has any interest in any property or assets that is used in, or that relates to, the business of the Company (except for the rights of shareholders under applicable legal requirements).

7.21	Transaction Fees

The Company is not obligated for the payment of any fees or expenses of any investment banker, broker, advisor, finder or similar party in connection with the origin, negotiation or execution of this Agreement or the transactions contemplated by this Agreement.

7.22	Restrictions on Business Activities

There is no Contract binding upon and no judgment, injunction, order or decree issued towards or against the Company that limits the freedom of the Company to engage in or participate, or compete with any other Person, in any line of business, market or geographic area, or to make use of any assets or that grants most favored customer pricing, exclusive sales, distribution, marketing or other exclusive rights, rights of first refusal, rights of first negotiation or similar terms to any Person or that otherwise limits the right of the Company to produce and sell Company Products.

7.23	Information and Full Disclosure

7.23.1	To the Seller’s Knowledge, the information and matters disclosed in the Due Diligence Documents, the Information Memorandum and the Disclosure Letter, the information furnished by the Company or the Seller (including by its representatives) to the Purchaser, and the information set out in this Agreement are in all material respects true, accurate and complete.

7.23.2	Neither this Agreement nor any document or information furnished by or on behalf of the Seller contains any untrue or misleading statement. The Seller has not left any fact or circumstance known by the Seller undisclosed to the Purchaser, which fact or circumstance could materially and adversely affect the Company Business or would be material to a purchaser of the Shares and therefore reasonably would have been disclosed by a seller acting in good faith in similar circumstances.

7.23.3	On the date hereof, there are, to the Seller’s Knowledge, no facts or circumstances which would entitle the Purchaser to bring a claim against the Seller under this Agreement.

7.24	No Other Warranties

The Purchaser agrees that the Seller has made no, and the Purchaser has not relied on any, express or implied representation or warranty regarding the Shares or the Company other than the Warranties contained in this Agreement and no action or omission by the Seller or the Company shall be construed as implying any representation or warranty.

8.	Representations and Warranties of the Purchaser

The Purchaser represents and warrants to the Seller that each of the statements set out in this Section 8 is and will at Closing be true and correct.

8.1	Corporate Existence and Power

8.1.1	The Purchaser is duly incorporated and validly existing under the laws of the jurisdictions in which it was incorporated.

8.1.2	The Purchaser has not filed (or has had filed against it) any petition for its winding-up, is not insolvent within the meaning of applicable laws, rules or regulations or similar requirements, and has not made any assignment in favour of its creditors, nor has any petition for receivership, liquidation or winding-up or any administration order been presented in respect of the Purchaser. The Purchaser has not initiated or entered into any proceedings with respect to a compromise or arrangement with its creditors or for the dissolution, liquidation or reorganisation of the Purchaser or the winding-up or cessation of its business. No receiver or administrative receiver or liquidator has been appointed in respect of the Purchaser, its business or any of its material assets.

8.2	Corporate Authorization and Non-Contravention

8.2.1	The Purchaser has all requisite corporate power and authority to enter into and perform its obligations under this Agreement.

8.2.2	This Agreement and the performance by the Purchaser of its obligations under it have been duly authorized by all necessary corporate action on the part of the Purchaser, and this Agreement will, when executed, constitute valid and binding obligations of the Purchaser in accordance with its terms.

8.2.3	The execution and performance by the Purchaser of this Agreement does not and will not result in a breach or violation of, constitute a default under, conflict with, or require any consent, approval or waiver from any Person pursuant to (a) any provision of the Certificate of Incorporation of the Purchaser, or (b) any law, order, judgment, award, injunction, decree, ordinance or regulation by which the Purchaser is bound.

8.2.4	All authorizations from, and notices or filings with, any governmental or other authority that are necessary to enable the Purchaser to execute, deliver and perform its obligations under this Agreement have been obtained or made (as the case may be) and are in full force and effect and all conditions of each such authorization have been complied with.

8.3	Information

As of the date hereof, the Purchaser is not aware of any fact or circumstance, which would entitle the Purchaser to make a claim against the Seller under this Agreement.

8.4	Financing

The Purchaser has at its disposal immediately available funds, or binding, irrevocable and unconditional financing commitments for the provision of such funds, that are required in order to fulfil its obligations under this Agreement.

9.	Indemnification

9.1	Subject to Section 10, the Seller shall indemnify and hold harmless the Purchaser from and against all Losses of the Purchaser or the Company (whether or not due to a third-party claim) arising out of, resulting from or in connection with:
(i) any failure of any of the Warranties made by the Seller in this Agreement to be true and correct as of the signing of this Agreement and as of Closing;
(ii) any Company Transaction Expenses;
(iii) any Indemnifiable Guarantee Losses;
(iv) any Indemnifiable Tax-Sharing Losses; and
(v) any amounts or Liabilities of any kind whatsoever that are, or that become, due from the Company to the Seller, the Parent or any other Affiliate of the Seller or the Parent arising out of the conduct of the Company’s business prior to the Closing or otherwise as a result of the relationship between the Company and the Seller, the Parent or any other Affiliate of the Seller or the Parent or the Company’s membership of the Parent group of companies prior to the Closing.
9.2	Any payment made by the Seller in respect of a Claim shall, to the extent possible, be deemed to be a reduction in the Purchaser Price.

9.3	Any Loss shall be computed on a dollar for dollar basis without regard to any multiple price earnings, equivalent equity ratio or any other valuation mechanism explicit or implicit in negotiations on or setting the Purchase Price.

9.4	The Purchaser’s right to remedy set out in this Section 9 shall be the Purchaser’s exclusive remedy for Warranty Claims and it is thus explicitly agreed that no remedy whatsoever under the Swedish Sale of Goods Act (1990:931), the Swedish International Sale of Goods Act (1987:822) or under any other statute, law or legal principle, including (but not limited to) the right to rescind this Agreement, shall be available to the Purchaser with respect to Warranty Claims.

10.	Limitations and Qualifications

10.1	The Seller shall not be liable to indemnify the Purchaser with respect to a Warranty Claim to the extent that the matter or circumstance giving rise to that claim:
(i)	was Fairly Disclosed to the Purchaser on or prior to the Signing Date or was otherwise Known to the Purchaser;

(ii)	would be revealed by making a standard search ten (10) Business Days prior to the date of this Agreement on the public files at the district court and administrative court of the Seller’s domicile forum, the Swedish Companies Registration Office (Sw. Bolagsverket) and the Swedish Patent and Registration Office (Sw. Patent- och Registreringsverket).
10.2	The Seller shall not be liable to indemnify the Purchaser for any Loss if and to the extent:
(i)	an express provision, reserve, or appropriation has been made for such Loss in the Company Balance Sheet;

(ii)	the Loss arises solely as a result of any legislation not in force at the Signing Date, or which takes effect retroactively, or occurs solely as a result of any increase in the rate of Tax in force at the date hereof or any change after the Closing Date in any established, long-term and published practice of the Tax Authorities in operation prior to the Closing Date;

(iii)	the Purchaser or the Company has actually been compensated in respect of any matter giving rise to such Loss by any insurance of the Company that is in force on the Closing Date or would have been compensated in respect of such matter had the Company maintained such insurance in effect after the Closing; or

(iv)	the Purchaser or the Company has actually been compensated in respect of the matter giving rise to such Loss by a third party.
10.3	Nothing in this Agreement shall be deemed to relieve the Purchaser to the extent of any duty imposed on the Purchaser by Swedish law to mitigate any Loss suffered or incurred by it as a result of any of the Warranties of the Seller being untrue or incorrect.

10.4	For the purpose of this Agreement, a Liability, which is contingent shall not constitute a Loss hereunder unless and until such contingent liability becomes an actual Liability and is due and payable. If the Purchaser has made a Claim with respect to a contingent liability within the time period permitted under this Agreement, the Seller shall indemnify the Purchaser with respect to such Liability in accordance with the terms and conditions of this Agreement when such Liability constitutes a Loss.

10.5	The Seller shall not be liable in respect of any Warranty Claim (that does not involve fraud, wilful breach or intentional misrepresentation by the Seller) unless the amount of all such Warranty Claims (including without limitation all such Warranty Claims which could have been made but for the previous operation of this Section 10.5) exceeds three hundred thousand United States Dollars (USD$300,000), in which case the Purchaser will be entitled to indemnification of all Losses resulting from such Warranty Claims (and not just the excess over that sum).

10.6	The aggregate liability of the Seller in respect of all Warranty Claims made hereunder shall in no event exceed seven million nine hundred and fifty thousand United States Dollars (US$7,950,000) except for Claims related to fraud, willful breach or intentional misrepresentation by the Seller in respect of which Claims the Purchaser shall be entitled to indemnification of all Losses.

10.7	The liability of the Seller to indemnify the Purchaser for Losses in respect of Warranty Claims shall terminate:
(i)	with respect to any matter covered by those Warranties contained in Section 7.9 (Taxes) and any other Warranties in so far as they relate to Taxes, the earlier of (a) the expiration of six (6) years following the Closing Date, or (b) the later of the expiration of (A) three (3) months following the date of any final, non-appealable decision by a Tax authority or court with respect to such matter, or (B) one (1) year following the Closing Date;

(ii)	upon the expiration of the period of the applicable statute of limitations with respect to any Claims relating to fraud, willful breach or intentional misrepresentation by the Seller; and

(iii)	upon the expiration of one (1) year following the Closing Date with respect to all other Warranties;
except, in each case, in respect of any Warranty Claim of which a Notice of Claim is given to the Seller pursuant to Section 11.1 before the relevant expiration date set out above.

10.8	If:
(i) the Seller makes a payment in respect of a Warranty Claim (the amount of such payment being the “Damages Payment”);
(ii) the Company or the Purchaser receives any sum other than from the Seller which would not have been received but for the matter or circumstance giving rise to the relevant Warranty Claim (the “Third Party Sum”);
(iii) the receipt of the Third Party Sum was not taken into account in calculating the Damages Payment; and
(iv) the aggregate of the Third Party Sum and the Damages Payment exceeds the amount required to compensate the Purchaser or the Company (as the case may be) in full for the matter or circumstance which gave rise to the relevant Warranty Claim (such excess being the “Excess Recovery”), the Purchaser shall, promptly following receipt of the Third Party Sum by it or the Company, repay to the Seller an amount equal to the lower of (a) the Excess Recovery and (b) the Damages Payment, after deducting (in either case) all costs reasonably incurred by the Purchaser or the Company in recovering the Third Party Sum and any and all Taxes payable by the Purchaser or the Company by virtue of its receipt. The Purchaser shall inform the Seller in writing without undue delay regarding any Third Party Sum received by the Purchaser.
10.9	If a claim for a breach of the Warranties is made by the Purchaser, the Seller shall, if the breach is possible to cure or remedy, have the right to remedy such breach within sixty (60) days from the date the Seller was informed of the claim in writing, and if the breach is fully and effectively remedied, the Purchaser shall not be entitled to any additional indemnification.

11.	Indemnification Procedure

11.1	Promptly after the Purchaser becomes aware of a matter or circumstance which is likely to give rise to a Warranty Claim, the Purchaser shall give notice to the Seller and the Parent specifying that matter or circumstance in such reasonable detail as is practicable, stating the amount of the Losses with respect to such Warranty Claim (which, in the case of Losses not yet incurred, paid, reserved or accrued, may be the maximum amount reasonably anticipated by the Purchaser to be incurred, paid, reserved, accrued or demanded by a third party) and setting out such other facts as the Purchaser deems necessary (the “Notice of Claim”). Notwithstanding anything herein to the contrary, subject to compliance with the time limits for making a claim set forth in Section 10.7, any failure by the Purchaser to give a Notice of Claim as contemplated by this Section shall not relieve the Seller of its indemnification obligations hereunder except to the extent that the Seller is materially prejudiced thereby. The Purchaser shall provide such additional factual information in its possession as may be reasonably requested by the Parent or the Seller with respect to the matter that is the subject of such Warranty Claim provided that in no event shall the Purchaser be required to provide any information to the Parent or the Seller that is subject to legal privilege.

11.2	The Purchaser and the Seller shall attempt in good faith during the ninety (90) day period following the Seller’s receipt of a Notice of Claim to reach an agreement with respect to the resolution of any Claim(s) in the relevant Notice of Claim. If the Purchaser and the Seller shall reach an agreement with respect to all or any of the Claims set forth in such Notice of Claim, a memorandum setting forth such agreement shall be prepared and signed by both parties and the Seller shall promptly, and in any event within ten (10) Business Days of the date of such memorandum, pay the Purchaser any amount set forth in such memorandum as payable to the Purchaser.

11.3	If no such agreement can be reached during the ninety (90) day period for good faith negotiation with respect to all or any of the Claims set forth in the relevant Notice of Claim, either the Purchaser or the Seller may refer such dispute(s) for resolution by binding arbitration pursuant to Section 14.14.2. The Seller shall promptly, and in any event within ten (10) Business Days of the date of such final arbitration award, pay the Purchaser any amount set forth in such decision as payable to the Purchaser.

11.4	Third Party Claims

11.4.1	In the event the Purchaser becomes aware of any claim by a third party, including without limitation claims by administrative bodies which are directed against the Purchaser or the Company (a “Third Party Claim”) which the Purchaser believes may result in a Claim against the Seller, subject to Section 4.7, the Purchaser and the Company shall have the right in their sole discretion to conduct the defense of and to settle or resolve any such Third Party Claim.

11.4.2	The Parent and the Seller shall have the right to receive copies of all pleadings, notices, communications and information with respect to the Third Party Claim to the extent that receipt of such documents does not affect any legal privilege relating to the Purchaser or the Company and shall be entitled, at their expense, to participate in, but not to determine or conduct, any defense of a

Third Party Claim or settlement negotiations with respect to the Third Party Claim. The Purchaser will give and will cause the Company to give to the Seller and the Parent (acting as one) reasonable opportunity to comment on and discuss with the Purchaser and the Company any material measures that the Purchaser or the Company propose to take or omit with respect to the defense of such Third Party Claim.

11.4.3	Should the Purchaser or the Company elect not to act in accordance with any written request of the Parent and the Seller (acting as one) with regard to the measures that the Purchaser or the Company propose to take or omit with respect to the defense of a Third Party Claim, or should the Purchaser and the Company fail to inform the Parent and the Seller (acting as one) in accordance with Section 11.4.2 above, no judgment, award, settlement or other resolution with respect to such Third Party Claim that gives rise to a Claim against the Seller hereunder shall be determinative of the existence or amount of any Losses relating to such matter.

11.4.4	Notwithstanding anything herein to the contrary, except with the prior written consent of the Parent and the Seller (acting as one), which consent shall not be unreasonably withheld, conditioned or delayed and which shall be deemed to have been given unless the Parent and the Seller (acting as one) shall have objected within fifteen (15) Business Days after a written request for such consent by the Purchaser, no settlement or resolution by the Purchaser of any Third Party Claim that gives rise to a Claim against the Seller or the Parent shall be determinative of the existence of or the amount of any Losses relating to such matter. In the event that the Seller and the Parent (acting as one) has consented to any such settlement or resolution, neither the Seller nor the Parent shall have any power or authority to object under any provision of this Agreement to the amount of any Claim with respect to such settlement or resolution. For the avoidance of doubt, the written consent of either the Parent or the Seller shall constitute the written consent of the Parent and the Seller acting as one for the purposes of this Agreement.

11.4.5	For the avoidance of doubt, notwithstanding the Purchaser’s control of the defense of any Third Party Claim that may give rise to a Claim against the Seller or the Parent, and notwithstanding any judgment, award, settlement or other resolution with respect to such Third Party Claim, which causes the Purchaser to raise a Claim against the Seller, nothing in this Section 11.4 shall be construed so as to restrict the Seller or the Parent in raising any defense that the Seller is not in breach of the relevant Warranty that is the subject of any Claim.

12.	Other Covenants

12.1	Each of the Parent and the Seller covenants with the Purchaser that it shall not and shall procure that neither Nycomed S.A. Luxemburg nor any Affiliate Controlled by Nycomed S.A. Luxemburg, the Parent or the Seller:
(i) for a period of three (3) years after the Closing Date be concerned in any Competitive Business; or
(ii) for a period of three (3) years after Closing induce or attempt to induce any Person who is at Closing a director or employee of the Company to leave the employment of the Company,
(iii) for a period of three (3) years after Closing employ or attempt to employ in Sweden any of the Management Employees; or
(iv) for a period of three (3) years after Closing induce or attempt to induce any Person, who is at Closing or has been at any time within the year prior to Closing a supplier of goods or services to the Company, to cease to supply, or to restrict or vary the terms of supply, to the Company; or
(v) for a period of five (5) years after the Closing make use of or disclose or divulge to any third party (except as contemplated under Sections 14.7.1 and 14.17.2) any Confidential Information of the Company.
12.2	For the purposes of Section 12.1 above, a Person is concerned in a Competitive Business if it carries on the Competitive Business as principal or agent or if:
(i) it is a partner, director, consultant or agent in, of or to any Person who carries on the Competitive Business (except if such partnership, consultancy or agency does not in any way relate to the Competitive Business carried on by such Person); or
(ii) it, by itself or through its Affiliates, holds shares, equity, securities or any other direct or indirect ownership interest in any Person who, by itself or through its Affiliates, carries on a Competitive Business ((a) disregarding any financial interest of a Person in securities which are listed or traded on any generally recognized market if that Person and that Person’s Affiliates are together interested in securities which amount to less than five percent (5%) of the issued securities of the relevant issuer or (b) any holding of shares of or equity in or any other direct or indirect ownership interest in any Person engaged in the Competitive Business if such Competitive Business accounts for not more than twenty percent (20%) of the sales and of the assets of such Person’s entire business).
12.3	If the Seller breaches any of the provisions in Section 12.1, the Purchaser is entitled to remedy in form of liquidated damages of seven million Swedish kronor (SEK 7,000,000) for each breach and for each month the breach continues. Notwithstanding the foregoing, the Purchaser is entitled to damages from the Seller for the actual Loss caused by the relevant breach.

12.4	The Parent and the Seller agree, and shall procure, that for a period of one (1) year following the Closing the Company shall continue to have access to, use of and technical support for the SAP information systems of the Parent on the same basis and in the same manner that the Company had access to, use of and technical support for such systems prior to the Closing subject to the implementation of any reasonably necessary security measures in such systems by the Parent or the Seller to preclude the Company from accessing any Confidential Information of any such entities or their Affiliates following the Closing.

12.5	The Parent and the Seller agree to implement and comply with the transition arrangement detailed in Appendix 12.5.

12.6	The Parent and the Seller hereby agree to, and shall cause each of their Affiliates Controlled by the Seller or the Parent, to assign to the Company the benefit of any non-disclosure obligations or other restrictions on the use of Confidential Information of the Company (the “Confidentiality Restrictions”) under any Contract entered into by the Parent, the Seller or any of such Affiliates that impose on any other Person any such Confidentiality Restrictions if the Purchaser has reasonable grounds to believe that such other Person may be in breach of such Confidentiality Restrictions. To the extent that any such assignment requires the consent of a third party, upon the Purchaser’s request, the Parent and the Seller shall, and shall cause their Controlled Affiliates to, use all reasonable efforts to obtain such consent. If such consent is not obtained, or if any attempted assignment of the benefit of such Confidentiality Restrictions would be ineffective or would adversely affect rights under such Confidentiality Restrictions such that the Purchaser would not in fact receive all such rights, the Parent and Seller will cooperate with the Purchaser (and shall cause their Controlled Affiliates to so cooperate) in a mutually agreeable arrangement under which such Persons will use reasonable efforts to ensure that the Purchaser obtains the benefits of the Confidentiality Restrictions under the relevant Contract including without limitation under which the Parent, the Seller or such Controlled Affiliates would enforce for the benefit of, and at the cost, risk and expense of, the Purchaser any and all of their rights under such Contract against the third party to such Contract.

13.	Post-Closing Purchaser Covenant

13.1	The Purchaser shall procure that each person who served as a member of the board of directors of the Company in the financial year 2006 and each member of the board of directors of the Company as of immediately prior to the Closing is discharged from liability as regards the period of his or her office until Closing at the respective next annual general meetings of the Company to be held in 2007 and 2008 provided that the auditors of the Company recommend such discharges be granted.

13.2	The Purchaser shall procure that the Company shall enter the audited financial accounts as of the Closing Date of the Company, which form the basis for the Closing Balance Sheet, into the Parent’s SMART system consistent with the manner in which the transfer of such type of financial information has been implemented by the Company in the past; i.e. the flash sales figure shall be delivered on the first Business Day in March 2007 and the completed SMART package shall be delivered on the fifth Business Day in March 2007. If the Closing Balance Sheet should not be finalized by then the draft accounts as available on the fifth Business Day in March 2007 shall be entered and the final accounts as of the Closing Date shall subsequently be entered again into the Parent’s SMART system on the fifth Business Day of the month following the finalization of the Closing Balance Sheet in accordance with Section 6.2; provided that (i) the Parent shall provide any assistance as may be requested by either the Purchaser or the Company with respect to the entry of such information into the Parent’s SMART system, and (ii) neither the Purchaser nor the Company shall have any Liability whatsoever, and the Parent shall indemnify, defend and hold harmless the Purchaser and the Company with respect to any Losses, arising out of or in connection with any actions or omissions of the Purchaser or the Company in complying with the provisions of this Section 13.2.

14.	Miscellaneous

14.1	Notices

14.1.1	All notices, demands or other communication, which all shall be in the English language, to or upon the respective Parties hereto shall be deemed to have been received by a Party:
(i)	If delivered by post and posted within Sweden on the third Business Day after posting, or, if posted to or from a place outside Sweden, on the fifth Business Day after posting;

(ii)	If delivered by hand, on the day of delivery;

(iii)	if sent by fax, on the day of dispatch if supported by a written confirmation from the sender’s fax machine at the end of the transmission.
14.1.2	Notices to the Seller and the Parent shall be sent to the following addresses (and the Parent shall be copied on all notices sent to the Seller at the address below):

Altana Technology Projects GmbH

address:	Am Pilgerrain 15
61352 Bad Homburg vor der Höhe, Germany

facsimile:	+49-6172-17-12365

attention:	General Manager
ALTANA Pharma AG

address:	Byk-Gulden-Straße 2
78467 Konstanz, Germany

attention:	Legal Department

facsimile:	+49-7531-84-2982
14.1.3	Notices to the Purchaser shall be sent to the following address

Cepheid

address:	904 Caribbean Drive
Sunnyvale, CA 94089, USA

facsimile:	+1-408-541-6439

attention:	General Counsel

with a copy to:	Fenwick & West LLP

address:	801 California Street
Mountain View, CA 94041, USA

facsimile:	+1-650-938-5200

attention:	Lynda Twomey
Doug Cogen

with a copy to:	Baker & McKenzie Advokatbyrå KB

address:	Linnégatan 18
SE—114 87 Stockholm, Sweden

facsimile:	+46-8-566-177-99

attention:	Sten Bauer
14.2	Costs

The Seller and the Purchaser shall each bear their own fees and expenses, including but not limited to legal fees and expenses, incurred in connection with the negotiations, preparation and execution of this Agreement and the transactions contemplated by this Agreement.

14.3	Interpretation

When a reference is made in this Agreement to sections, clauses, paragraphs or appendices, such reference shall be to a section, clause, paragraph of or appendix to this Agreement unless otherwise indicated. The headings of this Agreement are for convenience only and shall not limit or affect the meaning or interpretation of the provisions of this Agreement.

14.4	Assignment

This Agreement and the rights and obligations specified herein shall be binding upon the Parties hereto and shall not be assignable or delegable, in whole or in part, by any of the Parties unless the other Party gives its prior written consent thereto, except that any Party may assign the benefit of (but not such Party’s obligations under) this Agreement to any Affiliate of such Party upon written notification to but without consent of the other Parties.

14.5	No Waiver

Failure by a Party to require performance of any provision(s) of this Agreement shall not affect its right to enforce the same, and the waiver by any Party of any breach of any provision of this Agreement shall not be construed to be a waiver by such Party of any succeeding breach of such provision or waiver by such Party of any breach of any other provision hereof.

14.6	Severability

If any part of this Agreement is held to be invalid or unenforceable such determination shall not invalidate or affect any other provision of this Agreement; the Parties hereto shall attempt, however, through negotiations in good faith, to replace any part of this Agreement so held to be invalid or unenforceable.

14.7	Confidentiality

14.7.1	Each Party undertakes for a period of five (5) years after the Closing Date not to disclose or use any Confidential Information of the other Party unless:
(i)	required to do so by law or pursuant to any order of court or other competent authority or tribunal;

(ii)	required to do so by any applicable stock exchange regulations or the regulations of any other recognized market place;

(iii)	such disclosure has been consented to by the other Party in writing (such consent not to be unreasonably withheld); or

(iv)	it is disclosed to its banks or its professional advisers who are bound to the Party by a duty of confidence which applies to any information disclosed;
provided that, immediately following the Closing, the Purchaser shall not be subject to such restrictions with respect to the Confidential Information of the Company and such Confidential Information shall be considered part of the Confidential Information of the Purchaser for the purpose of the restrictions imposed on the Parent and the Seller hereunder.

14.7.2	If a Party becomes required, in circumstances contemplated by 14.7.1(i) or 14.7.1(ii) above, to disclose any Confidential Information of another Party, the disclosing Party shall use its reasonable best efforts to consult with the other Party prior to any such disclosure.

14.8	Announcements

All press releases or other public relations activities by a Party with regard to this Agreement or the transactions contemplated by it shall be mutually approved by the Parties in advance of such release or activity. A Party shall, however, not be prevented from, after reasonable consultation with the other Party, disclosing information which is required under applicable law or stock exchange regulations.

14.9	Entire Agreement; Amendments

14.9.1	This Agreement and the Disclosure Letter contains the whole agreement between the parties relating to the transactions contemplated by this Agreement and supersedes all prior agreements and understandings, written and oral, between the Parties with respect to its subject matter.

14.9.2	Any amendments to this Agreement shall be in writing and shall have no effect unless signed by the duly authorized representatives of the Parties or their permitted assigns.

14.10	No Set-Off

Unless specifically set out in the Agreement, all payments made by the Parties under this Agreement shall be made in full without any set-off, restriction or condition and without any deduction for any counterclaim.

14.11	Language of Agreement

The language of this Agreement and the transactions envisaged by it is English. All demands, requests, notices, statements, certificates or other documents or communications to be provided in connection with this Agreement and the transactions contemplated by it must be in English, or accompanied by a certified English translation in which case the English translation prevails unless the document or communication is a statutory or other official document or communication.

14.12	Counterparts

This Agreement may be executed in any number of counterparts, all of which, taken together, shall constitute one and the same agreement. Facsimile signatures shall be valid and binding to the same extent as original signatures,

14.13	Further Assurances

On or after the Closing the Seller shall execute and do (or procure to be executed and done by any other necessary party) all such deeds, documents, acts and things as the Purchaser may from time to time reasonably require at the Purchaser’s expense in order to vest any of the Shares in the Purchaser or as otherwise may be necessary to give full effect to this Agreement and the transactions contemplated by it.

14.14	Governing Law and Arbitration

14.14.1	This Agreement shall be governed by and construed in accordance with the laws of Sweden, disregarding its principles of choice of law.

14.14.2	Any dispute, controversy or claim arising out of or relating to this Agreement or the breach, termination or invalidity thereof shall be finally settled by arbitration in accordance with the Rules of the Arbitration Institute of the Stockholm Chamber of Commerce. The arbitration tribunal shall be composed of three (3) arbitrators. The place of arbitration shall be Stockholm and the arbitral proceedings shall be conducted in the English language. Evidence may be presented in English, or Swedish accompanied by a certified English translation in which case the English translation prevails unless the document or communication is a statutory or other official document or communication.

14.15	Parent Guarantee

14.15.1	The Parent, unconditionally and irrevocably guarantees, as for its own debt, by way of continuing guarantee to the Purchaser, the payment and performance by the Seller, when due, of all amounts payable by, and all obligations to be performed by, the Seller under this Agreement except for those primary obligations which can only be performed by the Seller. This guarantee shall remain in full force and effect until all such amounts and obligations have been irrevocably paid and discharged in full.

14.15.2	The Purchaser shall have no obligation to first take any steps against the Seller or any other Person to enforce any obligations of the Seller or such other Person provided that nothing in this Section shall be construed so as to restrict the Parent in raising any and all defenses that the Seller may have in relation to the existence, performance or enforcement of any of the Seller’s obligations under this Agreement.
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This Agreement has been duly executed by the Parties hereto in three (3) identical copies, one for the Purchaser, one for the Seller, and one for the Parent.

ALTANA Technology Projects		CEPHEID
GmbH

Name:		Name:	JOHN L. BISHOP
Title:		Title:	CEO

Signature:		Signature:	/s/ JOHN L. BISHOP

Name:	HANS-JÖRG BERGLER	Name:	JOSEPH H. SMITH
Title:	SENIOR DIRECTOR	Title:	SENIOR V.P., GENERAL COUNSEL

Signature:	/s/ HANS-JÖRG BERGLER	Signature:	/s/ JOSEPH H. SMITH

Place, Date: STOCKHOLM 14.2.07		Place, Date: SUNNYVALE, CALIFORNIA 14 FEBRUARY 2007

ALTANA Pharma AG

Name:	DR. SUSANNE RAEHS
Title:	VICE PRESIDENT

Signature:	/S/ DR. SUSANNE RAEHS

Name:	CHRISTINA PEUSCH
Title:	SENIOR LEGAL COUNSEL

Signature:	/S/ CHRISTINA PEUSCH

Place, Date: